650 Town Center Drive, 20th Floor
Costa Mesa, California 92626-1925
Tel: +1.714.540.1235 Fax: +1.714.755.8290
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
	Chicago	Paris
	Doha	Riyadh
December 3, 2012	Dubai	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
VIA EDGAR AND FACSIMILE	Hong Kong Houston	Shanghai Silicon Valley
Michael McTiernan	London	Singapore
Assistant Director	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
U.S. Securities and Exchange Commission	Milan

100 F Street, N.E

Washington, D.C. 20549

Re:	Realty Income Corporation

Registration Statement on Form S-4

Filed October 1, 2012

File No. 333-184201

Dear Mr. McTiernan:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Realty Income Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective under the Securities Act on December 5, 2012 at 4:00 p.m. Washington, D.C. time, or as soon thereafter as practicable. In connection with this request, the Company acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 3, 2012

The cooperation of the staff in meeting our request is very much appreciated. Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (714) 755-8172.

Sincerely,

/s/ William J. Cernius
William J. Cernius
of Latham & Watkins LLP

cc:	Michael R. Pfeiffer, Realty Income Corporation